# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: JANUX THERAPEUTICS, INC., CIK 0001817713
CUSIP: 47103J105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 10955 VISTA SORRENTO PARKWAY, SUITE 200, SAN DIEGO, California (CA), 92130
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001274173-25-000037
Filed by CIK 0001274173

## Reporting persons
- JANUS HENDERSON GROUP PLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Jersey (Y9); sole voting power 0; shared voting power 5,350,453; sole dispositive power 0; shared dispositive power 5,350,453; aggregate amount beneficially owned 5,350,453 (8.9% of the class)

## Item 1. Issuer
Name of issuer: JANUX THERAPEUTICS, INC.
Address of issuer's principal executive offices:
10955 VISTA SORRENTO PARKWAY, SUITE 200
SAN DIEGO, CA 92130

## Item 2. Person Filing
Name of person filing: Janus Henderson Group plc
Address of principal business office or, if none, residence:
201 Bishopsgate
EC2M 3AE, United Kingdom
Citizenship: Y9

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Janus Henderson Group plc (JHG) is the ultimate parent of a number of SEC-registered investment advisers and foreign equivalents thereof, including but not limited to Janus Henderson Investors US LLC, Janus Henderson Investors UK Limited, Janus Henderson Investors Australia Institutional Funds Management Limited, Janus Henderson Investors Middle East Limited, Janus Henderson Investors (Jersey) Limited, Janus Henderson Investors (Japan) Limited, Janus Henderson Investors (Singapore) Limited, Kapstream Capital Pty Limited, Privacore Capital Advisors LLC, Tabula Investment Management Limited, and Victory Park Capital Advisors LLC (each, an Asset Manager and together, the Asset Managers). The Asset Managers generally exercise investment and/or voting discretion on behalf of their clients which include investment companies, other investment advisers, institutional separate accounts and retail separate accounts (collectively referred to herein as Managed Portfolios).

As a result of their exercise of investment and/or voting discretion on behalf of the Managed Portfolios, the Asset Managers may be deemed to be the beneficial owner of 5,350,453 common stock of Janux Therapeutics, Inc. However, the Asset Managers do not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaim any ownership associated with such rights.
Percent of class: 8.9
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 5350453
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 5350453

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The Managed Portfolios have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts.
Of the Managed Portfolios, none own more than five percent of the common stock of Janux Therapeutics, Inc.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please refer to Exhibit 99.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: N/A

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: N/A

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 24: Power of Attorney
Exhibit 99: Item 7

## Signatures
- JANUS HENDERSON GROUP PLC: Kristin Mariani, Head of North America Compliance (02/17/2026)